Free Writing Prospectus

VanEck Merk Gold ETF

2026-02-27 Merk/Morton Wealth

0001546652

Pursuant to 433/164

333-274643

Weaving Resiliency with Gold in a Volatile World with VanEck

Speaker 1:

Good morning, everyone. We’ll get going on probably the hottest session today, gold, talking about gold, and we’re happy to have Axel Merk, President and CIO of Merk Investments, a $2 billion asset management firm in Palo Alto, also the manager of our OUNZ gold fund. As most of you are aware, we’ve had a strategic allocation to gold over 10 years. We believe it’s a store of value and the hedge against currency depreciation. Some of the issues with too much debt and US dollar going down obviously have been around for quite a while. And also inflation. What, in your opinion, has driven gold to be such an outperformer this year?

Axel Merk:

Yeah, thank you and great to be with you. I think we’ve known each other for almost 15 years, since it’s the first time we are sharing the stage. I’ll try to give you some food for thought that you don’t hear from everybody else. So the first one is, I think it’s good to keep in mind that gold is the constant, gold is the same it’s always been, it’s the perception of gold, how we look at gold, that’s changing. Gold tends to be with those that have wealth and moves over to the ones that have wealth. And so rather than thinking about the price going up and down, think that there’s a constant there. Obviously the price is changing.

The big change that happened in the perception of gold and evaluation of gold I believe happened a few years ago when the dollar started being “weaponized”. It’s been in the interest of the United States to penalize other countries that don’t behave well and financial sanctions were imposed, and that provides an “incentive” for other countries to diversify out of the dollar. That doesn’t mean everything is piled into gold by those central banks, but gold is a beneficiary.

The other food for thought I’d like to give you is there’s been a lot of talk about tariffs. Well, tariffs impede not just the flow of goods, they throw a wrench into the world of finance as well, because the other side of the goods is money. And so this global machinery, which we call exorbitant privilege, where you borrow cheaply in the U.S. to invest for high returns abroad, while it’s still working, there is sand in that engine and the result of that is that borrowing costs in the U.S. are higher, that there’s pressure on the central bank to lower rates, and so those sorts of things help the price of gold.

Before I hand it back to you, a lot of these so-called fringe views of the gold bugs have moved closer to mainstream, and this market isn’t that huge, so it doesn’t take that many investors to push the price of gold higher.

Speaker 1:

So we know that central banks have been a big buyer of gold, maybe diversifying away from US dollar into gold. Have you seen any demand coming from ETFs or retail investors as well? Has that also been a driver of price of gold?

Axel Merk:

To answer that question, again, let me take a step back of who. When I look at buyers of gold, there is retail, there’s institutions, there’s central banks, there’s speculators. The speculator has come back. The speculator used to be in gold then went on to meme stocks to SPACs to the Mag 7. And they have come back in recent months. That mostly increases volatility. You have the diversification buyer, they have always been around. You have the buyer concerned about the purchasing power of the dollar that’s increased. Central banks have increased. And so you ask about retail.

Retail has not been the reason why we’ve had this amazing run-up. And I say that because the physical gold ETF holdings, which is a retail product, to a significant extent, has not reached all-time highs in terms of ounces that they hold. Retail actually has come back about a week ago. Just before the dip, there were a little bit of inflows, and then notably on the recent sell-offs, including yesterday, there were significant money pouring in. But that’s really buying on the dip. So it is not the retail buyer that’s pushing that. And just on the physical side, one of the things that’s happening is retail has been selling, selling gold to the local dealers. So when we talk to wholesalers that typically supply the dealers, they’re not ordering from the mint because there’s plenty of gold that comes back to the coin dealers. And so this is not a typical sign of what you would call a market top from a retail point of view.

Speaker 1:

All right. So you mentioned speculators came back a week or so ago and we’ve had a huge pullback in gold, $240 yesterday and I looked, I think this morning, it was done another 1% or so. Is it just a technical pullback, in your opinion, or is this something more behind it?

Axel Merk:

Well, we obviously had a huge rally. And I don’t want to get too technical, but one of the things that happens in any market, there are derivatives markets and there is an options market where the folks that make a market, they hedge their book. They’re not speculators. And we are in an environment where they exacerbate moves and we had some historic highs in that, and that’s part of the reason why these moves have been so dramatic. But of course, leading up to that, the run-up has also been quite dramatic. And so there are gazillion opinions as to why the sell-off has happened. Clearly things don’t go up in the straight line. I think the noteworthy thing is that speculators, they’re not very loyal. There’s a trend, they jumped on it, and the key thing that speculators do, they increase volatility and it’s a reminder that gold historically has a volatility similar to the equity markets, but it can jump. And that jumping does happen and we’ve obviously had a stock reminder of that in recent days.

Speaker 1:

I know that you also invest in gold mining stocks and we also have exposure to gold mining stocks as a levered play to the price of gold. The evaluations have been fairly reasonable and they’ve shown some fiscal discipline in terms of deploying capital away from what they’ve done in the past. What’s your view on the mining sector in general?

Axel Merk:

The dynamics in the gold miners are somewhat different. The gold investor is historically a diversify, a defensive one. Obviously it can also go up or down quite steeply. Gold mining is known to be a volatile space. It makes a huge difference whether you invest in a large producer or smaller exploration company. When you invest in the smaller companies, they tend to get funding for a year or two and you have, I call it credit risk. They don’t do debt, but during the “hire for longer environment” they were depressed. Also, over the decades, miners have often disappointed. And in part because of that, the evaluations in the miners are actually very, very low relative to the price of gold. The gold in the ground is not appreciated by investors as much as it used to be in previous cycles.

One thing that is the theoretical thing about investing in miners is that the cost of mining is fixed and then you have a disproportionate gain when the price of gold rises, and therefore you have more leverage. In practice that often doesn’t work because it’s very energy-intensive to mine, 20%, 25% is cost of energy. Often when gold goes up, oil goes up as well. When the price of gold goes up, the workers like to have higher salaries, the government, higher taxes.

What’s very special about the current environment is we haven’t seen these amazing cost pressures, and so a lot of it is going to the bottom line. And the only thing that happens is, and I understand you invest in an actively-managed product, the gold mining space has, I’ll use a fairly fancy term, the greatest dispersion of risk, meaning the returns are all over the place. You can’t just buy the index because it’s a rapidly-depleting asset. The biggest miners that are in the big ETF, they have under invested, which means they make a lot of money right now, but they cannot possibly make up for the gold that they take out of the ground. And so they’re getting involved in copper-gold projects and others.

And so going down to smaller miners, as you can do, and I think you invested in a mutual fund, there you can actually take advantage of value that’s not just relative to the price of gold, but also to company management. Because the one thing in the gold mining space, similar to any other spaces, is the scarcest resource is good management. You want to invest in management teams that can get the permitting, that can get the gold out of the ground, and all that. And so the gold mining space is one place where you want to be in active management.

Speaker 1:

Can you maybe also expand a little bit on the thing that you mentioned about debasement, like move away from the US dollar? A lot of countries maybe are looking to do that, basically, lower the influence of US globally. Is that going to be a big factor, in your opinion, going forward as well?

Axel Merk:

I think it’s one of the risks that we have to keep in mind. And do you want to prepare for the risk before it actually hits you? The argument, there’s been a lot of talk about debasement, and if you do a keyword search, how popular it is, it’s certainly come up in the news. We don’t see that in the data, so to speak. If there was a true debasement happening already, you would see other disruptions in the market in the various measures you can look at. And we don’t see much of that now. That doesn’t change the fact that foreign governments are incentivized to diversify out of the dollar, they are just doing it very prudently, very rationally, very slowly. But again, because that market is fairly small, it can have an outsized impact even when it’s orderly. And so some of the folks in the gold community says, “Well, the volatility we’ve seen isn’t anything yet. Because if indeed we were to have a serious debasement trade, it would get far more volatile.”

Keep in mind, I think in the previous talk, it was talked about in 2008, if there were more serious disruptions, the one thing we’ve learned is policy makers are willing and able to change the rules of the game along the way. And so you think you’re doing all the right thing, you’re prepared for the financial crisis, and then it actually happens and it says, “Oh my God, there’s a bailout here. There’s this happening here.” And so it’s an interesting world we live in.

And if I can just add to that, one thing that’s, I think, a contributing driver to the price of gold is that I believe the peaceful period we’ve seen since World War II is somewhat over, and what we see in Ukraine or Gaza are just symptoms of a new era. And what that means is that doing business is less efficient. We also see more nationalist activity by governments, not just in the U.S., around the globe. Again, reduced efficiency, which means it’s more expensive, and it’s ultimately more inflationary. Also something that’s supportive for the price of gold.

Speaker 1:

I know there are a few ETFs that are around. We use your OUNZ, which has some unique features of convertibility and also you use only allocated gold. Can you explain why those features are important?

Axel Merk:

Yes. So when you buy gold, you can pull it under your mattress. The beauty about gold is it doesn’t have counterparty risk, except the moment you touch it. The moment you touch it, you can lose it, you can have it stolen. And so the moment you have a little bit more gold, you worry about storage. We developed a product where we hold institutional gold, these are the big James Bond London bars, in London, and they’ll hold on a segregated basis. You own a pro rata ownership of that trust. These are grantor trusts. You own that underlying gold. And unlike our competitors, we allow investors to actually take delivery of that.

Now, nobody who is a retail investor wants to have a James Bond-looking London bar, they prefer coins. And so we have a patented process that we facilitate an exchange into coins. Basically, when you take delivery, you pay the premium to take delivery of that. Most people buy that ETF because of that optionality. But we get one, two, three, sometimes five of these deliveries a month. They happen. They’re not a profit center to us, so we pretty much pass along the cost to investors and sometimes people just ship it to another vault, but it allows people to have that assurance that they can take delivery of the gold if they request it.

Speaker 1:

On the subject of allocated versus unallocated gold. Why is that very important?

Axel Merk:

Allocated gold means it is held in your name, unallocated gold is it’s a liability of the bank or the institution where you hold it, and if that institution is in trouble, then your gold is also at risk. And so we are very strict that the gold has to be allocated. Valued that very highly. By the way, one thing I should say as well is when you take delivery of the gold, you’re taking delivery of what you own. So it’s not considered a sale. There’s no tax reporting of that gold. And so it’s one of the nice features that you have as well. Whereas if you hold one of the other gold ETFs, would like to have a coin one day, you have to sell it, pay taxes, and then you can buy gold later.

Speaker 1:

I know we have a few minutes left, just want to see if anybody has any questions. Yes.

Speaker 3:

How do rare earth metals compare to gold?

Axel Merk:

Yeah. How do rare earths metal relate to gold? They’re even more volatile. How is that? Rare earths metals are not that rare, they just don’t show up in great concentrations. And China is obviously the big leader. When you mine any metal, you often have other byproducts, and there are some gold mining companies that actually have rare earths, and I don’t want to name them here because the public hasn’t really paid attention to some of those. When that will appear in the news, I expect those share prices to become more volatile in particular because there are government efforts, obviously, to foster domestic production.

On that note, by the way, gold was declared a strategic mineral as well in the U.S., which helps for permitting,. If you are on federal property in the U.S. obviously gold is mined from around the world, but one of the big differences is that gold has very little industrial use. Whereas if you go to other metals, precious metals, and obviously also to these minerals, they have a lot of industrial use, which means the dynamics are far more complex. Silver already, when there are fears of an economic slowdown, it tends to plunge, and then the next day it skyrockets because the perception is that interest rates are going to get lower. And so gold is, I call it, the purest indicator of the monetary madness that we have in the world because it has the most direct sensitivity to that. And obviously when you go to those rare earths, you have very different dynamics on top of it.

Speaker 1:

Yes.

Speaker 4:

I know South Africa and Russia have been two of the biggest gold producers, both of which are not the most stable economies in the world. Is there any risk associated with where gold is actually being mined?

Axel Merk:

Yes, including the U.S. There is geopolitical risk everywhere. South Africa has long fallen off as a top producer. There is a gold mined just about anywhere in the world. We stay away from China and Russia, but we have companies that mine gold in Latin America, in Africa, in Australia. Also, the place where it’s the best to invest changes. A few years ago, Western Africa was a good place. Now, not so much. Latin America was a little difficult a few years ago and it’s gotten much easier.

So the one thing to keep in mind is that it’s infracted in the price. So if you have a gold mine in a country where of a dictatorship, well, they get stuff done. That has some advantages as well. And if you have a coup, well gold tends to be a big part of the revenue for that country. So even if you have a change in leadership, the dynamics are very, very different in different countries. And yes, it helps to get to know the places, but just investing in the “safest place” doesn’t necessarily give you the best returns.

Speaker 1:

All right, any other questions? Yes.

Speaker 5:

If I take delivery of the gold physically, I receive coins, do you have a picture of that coin?

Axel Merk:

If you take delivery of the gold, do you receive coins? So the trust holds London bars and then that’s always available. And then the coins are subject to supply and demand, and we procure them from a wholesaler. They put a hold on it. There’s a list that we have on the website and currently that list is quite small because the wholesalers are not ordering from the mint, as I mentioned earlier, because there’s plenty of gold around.

But one of the things you can do and what people did during the pandemic, we did facilitate deliveries, but the premiums were elevated. So you can lock in the price of gold, and then when the premium goes down, take delivery later. So there’s lots of things, but yes, you can go to a website and see what... And by the way, in order to make this tax neutral, it cannot be a coin with numismatics value. So no collectible item, just your typical gold eagle, your maple, or whatever it is. So it’s one of the common coins. Or bars, for that matter. We can get the other kilobar as well.

Speaker 1:

Okay. Axel is going to be around through lunch, so if you have any questions, we can talk to him. Thank you, Axel, for being here. Thanks everyone for the session and we appreciate everybody being here today.

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